UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                      0-22848
                                   FORM 12b-25
                                                                   CUSIP NUMBER
                                                                   912-899-10-1
                           NOTIFICATION OF LATE FILING

(Check one):  | |  Form 10-K & Form 10-KSB    [ ]  Form 20-F    [ ]  Form 11-K
              [X]  Form 10-Q & Form 10-QSB    [ ]  Form N-SAR

                  For Period Ended: Match 31, 1999

                  [   ]       Transition Report on Form 10-K
                  [   ]       Transition Report on Form 20-F
                  [   ]       Transition Report on Form 11-K
                  [   ]       Transition Report on Form 10-Q
                  [   ]       Transition Report on Form N-SAR

                  For the Transition Period Ended: ____________________________

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   Read Instructions (on page 3) Before Preparing Form. Please Print or Type
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

U.S. Wireless Data, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

2200 Powell Street, Suite 800
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City, State and Zip Code

Emeryville, CA  94608-1876
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   _X_   (a)        The  reasons  described  in  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   ___   (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   ___   (c)        The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company requires a filing extension for its Form 10-QSB for period ending March 31, 1999. The inability to file timely resulted from a backlog of SEC filings for submission on May 17, 1999 through the Company's EDGAR filing service. The delay could not be eliminated without unreasonable effort or expense. The Company has completed the Form 10-QSB and related exhibits and will file the Form-10QSB on the same day as this filing.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

   Robert E. Robichaud            510                          596-2025
   -------------------            ---                          --------
         (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                     |X|  Yes          | |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                                     |X|  Yes          | |  No

For the quarter ended March 31, 1999, the Company will report a loss of $1,321,000 versus a loss of $4,416,000 for the same period of the prior year. For the nine-month period, the loss was $4,843,000 compared to a loss of $8,850,000 in the prior year. The decreased loss is primarily due to due to significant credits to operating expense related to the accounting for a variable stock option and reductions in expense resulting from reduced number of personnel.

                            U.S. WIRELESS DATA, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    May 18, 1999                         By:  Robert E. Robichaud
      -----------------------                      -------------------
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.